ETIHAD GUEST EXPANDS TRAVEL REDEMPTION PROGRAMME
WITH POINTS TRAVEL

Members of Etihad Airways' loyalty programme to gain access to over
300,000 hotels and 500,000 rental cars worldwide

ABU DHABI / TORONTO – January 4, 2018 – Etihad Guest, the award-winning loyalty programme of Etihad Airways, and Points the global leader in powering loyalty commerce, today expanded their partnership to include Etihad Guest Travel Rewards based on the industry leading Points Travel service for access to hundreds of thousands of hotels and cars at the click of a button.

Etihad Guest Travel Rewards will allow members to spend and book their miles on over 300,000 competitively-priced hotels and 500,000 rental cars across the globe. Through a single integration with the Canadian-based Points Travel service, Etihad Guest’s five million members will have the ability to fully redeem with miles, or a combination of miles and cash, any hotel booking or car rental, a brand new reward that significantly enhances the value of the Etihad Guest loyalty currency.

Yasser Al Yousef, Etihad Guest Managing Director, said: "At Etihad Guest, we constantly strive to innovate and are proud to grow our partnership with industry leaders like Points to enhance our Guest Miles redemption proposition by focusing on delivering additional value to our members.”

“This partnership expands the benefits offered to our members ensuring they have more products to choose from across the hotel industry and car rental sector worldwide at the click of a button for a seamless booking service. Guests are increasingly looking for more choice, more flexibility and more options and we are delighted to boost our portfolio that will complement the already strong travel products redeemable through our association with sister operation Etihad Holidays, the tour operating arm of Etihad Airways.”

Etihad Airways first partnered with Points in 2014 and expanded the relationship earlier in 2017 to include a number of Points’ Loyalty Currency Retailing services that enable members to get more out of their participation by easily purchasing new or reinstating expired miles.

“We’re excited to expand our partnership with the Etihad Guest programme,” said Rob MacLean, CEO of Points. “Through Points' suite of loyalty commerce services, we can help Etihad Airways better engage with their loyalty members by providing opportunities for them to earn and then use their reward miles with more flexibility. Ultimately, we’re confident that this will continue to drive increasing value for all stakeholders.”

For more information, visit the Etihad Guest implementation of the Points Travel platform at travelrewards.etihadguest.com

About Etihad Guest

Etihad Guest is the frequent flyer programme of Etihad Airways, the national airline of the United Arab Emirates. The programme has over five million members who are able to earn Etihad Guest Miles on flights operated by Etihad Airways and partner airlines, hotels and car rental companies. Guest Miles can also be used to purchase flights, upgrades and thousands of products from the online Etihad Guest Travel Rewards Shop. To join Etihad Guest, visit www.etihadguest.com or for more information on the rewards shop, visit www.rewards.etihadguest.com

About Etihad Aviation Group

Etihad Aviation Group (EAG) is a diversified global aviation and travel group comprising five business divisions – Etihad Airways, the national airline of the United Arab Emirates, Etihad Airways Engineering, Etihad Airport Services, Hala Group and Airline Equity Partners.

From its Abu Dhabi base, Etihad Airways flies to, or has announced plans to serve, more than 100 passenger and cargo destinations in the Middle East, Africa, Europe, Asia, Australia and the Americas. The airline has a fleet of over 120 Airbus and Boeing aircraft. In 2013, it placed firm orders for 204 aircraft, which included 71 Boeing 787s, 25 Boeing 777Xs, 62 Airbus A350s and 10 Airbus A380s. For more information, please visit: etihad.com

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

For further information, contact:

Updesh Kapur
Etihad Airways Corporate Affairs
ukapur@etihad.ae
+971565461402 (UAE)

Catherine Lowe
Points Media Relations
Catherine.lowe@points.com
+1649-539-1310 (Canada)